EXHIBIT 99.1

PRESS RELEASE
For the quarter and the nine-month period ended September 30, 2004
All amounts are in US$ unless otherwise stated

TIW REPORTS STRONG THIRD QUARTER RESULTS

  Service Revenues of $314.2 million, up 28.8% from Q3-2003
  Operating Income of $77.6 million, up 55.4% from Q3-2003
  Net Income of $20.7 million compared to $3.1 million in Q3-2003

Montréal, Canada, November 9, 2004 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the third quarter of 2004.

Service revenues for the quarter reached $314.2 million compared to $244.0 million for the third quarter of 2003. Consolidated operating income before depreciation and amortization (OIBDA)1 increased 32.3% to $133.9 million compared to $101.2 million for the third quarter of 2003. Operating income for the quarter reached $77.6 million compared to $49.9 million for the third quarter of 2003. The growth in OIBDA and operating income reflects strong subscriber growth in Romania and significant subscriber growth and margin expansion in the Czech Republic. Net income for the quarter was $20.7 million or $0.14 per share on a basic and fully diluted basis compared to a net income of $3.1 million or $0.03 per share on a basic and fully diluted basis for the third quarter 2003.

"We are pleased with our third quarter results", said Bruno Ducharme, Chairman and Chief Executive Officer. "We are also very satisfied with the success of our recent €575 million debt financing in the Czech Republic, which reflects a high level of confidence from the capital market and improves our operating and financial flexibility" added Mr. Ducharme. "In Romania, we continued to register strong subscriber growth with net additions 29.6% greater than for the same period in 2003, resulting in strong service revenues growth. In the Czech Republic we continue to grow our postpaid subscriber base and improve our margin" said Alexander Tolstoy, President and Chief Operating Officer.

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1 We use the term operating income before depreciation and amortization ("OIBDA'') and average revenue per user ("ARPU'') which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under generally accepted accounting principles ("GAAP"). For the reconciliation of OIBDA to net income and for the reconciliation between service revenues and ARPU refer to the non GAAP measures and operating data section of this release.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

Management's discussion and analysis, dated November 9, 2004, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three month and nine months ended September 30, 2004 and should also be read in conjunction with the audited consolidated financial statement and Operating and Financial Review and Prospects contained in TIW's 2003 Annual Report for the year ended December 31, 2003. Additional information relating to TIW, including the company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2003 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

We recorded net subscriber additions for the third quarter of 349,076 compared to 343,538 in the same period last year. As of September 30, 2004 the total number of subscribers reached 6,117,029, up 33.5% compared to 4,582,295 at the end of the third quarter of 2003. Consolidated service revenues increased 27.9% to $328.9 million compared to $257.2 million for the third quarter of 2003.

Cost of service revenues increased to $92.2 million for the three months ended September 30, 2004 from $72.8 million for the three months ended September 30, 2003 but slightly declined, as a percentage of service revenues, to 29.3% compared to 29.8% for the prior year comparative period.

Equipment revenues rose to $14.7 million for the three months ended September 30, 2004 compared to $13.2 million for the same period in 2003 as a result of subscriber growth. Cost of equipment correspondingly rose to $25.8 million from $22.5 million for the three months ended September 30, 2004 and September 30, 2003 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses were $77.0 million, 24.5% of service revenue, in the third quarter of 2004 as compared to $60.8 million, 24.9% of service revenue, in 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers. Also included in the expenses for the third quarter of 2004 is a non-cash stock based compensation expense of $3.5 million.

We recorded OIBDA of $133.9 million compared to OIBDA of $101.2 million for the same period last year. OIBDA as a percentage of service revenue for the three month period reached 42.6% compared to 41.5% in the same period of 2003. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth in the Czech Republic and realized economies of scale as a result of fixed costs being spread over the larger subscriber base.

Depreciation and amortization increased to $56.3 million for the three months ended September 30, 2004, from $51.3 million, due primarily to a higher tangible asset base. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $77.6 million compared to $49.9 million for the same period last year, an increase of 55.5%.

Interest expense net of interest income for the three months ended September 30, 2004 was $20.3 million compared to $24.2 million for the same quarter of 2003, primarily due to a reduction in spreads on Oskar's credit facility as we met certain financial ratios, to repayment of long-term debt and also due to an increase in financial income from $0.5 million in the third quarter of 2003 to $1.2 million in the third quarter of this year. The foreign exchange gain of $1.3 million for the three months ended September 30, 2004 which included gains in both Oskar Mobil and MobiFon, arose primarily from the revaluation of working capital items denominated in currencies other than these companies' functional currencies, while the foreign exchange loss of $0.9 million for the three months ended September 30, 2003 also included losses associated with the revaluation of the unhedged portion of our Euro-denominated senior credit facility at Oskar Mobil into Czech Koruna which depreciated relative to the Euro during that quarter.

Income tax expense for the quarter was $17.5 million as compared to $13.2 million for the same quarter in 2003. Income tax expense consists primarily of Romanian income taxes. The Romanian government has announced a reduction in the corporate income tax rate from 25% to 19% effective January 1, 2005.

As a result of the foregoing, net income for the third quarter of 2004 amounted to $20.7 million or $0.14 per share on a basic and fully diluted basis compared to a net income of $3.1 million or $0.03 per share on a basic and fully diluted basis for the third quarter of 2003.

For the nine months ended September 30, 2004, consolidated service revenues increased 31.9% to $864.9 million compared to $655.5 million for the same period last year. Cost of service revenues increased to $257.8 million for the nine months ended September 30, 2004 from $194.5 million for the nine months ended September 30, 2003 but was stable, as a percentage of service revenues, at 29.8%. Selling, general and administrative expenses were $217.3 million for the nine months ended September 30, 2004 compared to $160.6 million for the same period in 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers and stock based compensation charges of $7.7 million. As a result of the aforementioned, OIBDA for the nine month period ended September 30, 2004 was $362.3 million compared to $280.1 million for the same period in 2003. Operating income increased 50.7% to $194.1 million from $128.8 million for the same period last year. Net income for the nine month period ended September 30, 2004 was $50.3 million or $0.38 per share basic and $0.37 per share fully diluted compared to a net income of $12.6 million or $0.13 per share basic and fully diluted for the corresponding prior year period. The 2004 net income includes a gain of $11.7 million on the disposal of our shares in Hexacom our Indian affiliate in the first quarter, while the 2003 net income included a gain of $19.4 million on the sale of a minority interest in MobiFon. The 2003 result also includes a loss from discontinued operations of $8.8 million related to our discontinued Brazilian cellular operations which were disposed of on March 26, 2003.

MobiFon S.A. - Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), added 279,797 net subscribers for the third quarter for a total of 4,369,745, compared to net additions of 215,954 in the third quarter of 2003 and total subscribers of 2,962,081 at the end of the same 2003 period, an increase of 47.5% in total number of subscribers. As of September 30, 2004, we estimate that MobiFon had a 48.3% share of the cellular market in Romania. As of September 30, 2004, postpaid subscribers accounted for 33.5% of MobiFon's total subscriber base as compared to 37.2% at the end of the third quarter of 2003 and 34.6% at the end of last quarter.

The Romanian mobile market continued to show significant growth. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 42% from 29% at the end of the third quarter of 2003.

Service revenues reached $183.3 million compared to $144.1 million for the third quarter of 2003. This record $39.2 million increase in service revenues translated into a 27.2% year over year growth rate. This growth was largely attributable to a 48.2% increase in average number of subscribers partly offset by a decline in average revenue per user.

The monthly average revenue per user ("ARPU")1 for the third quarter was $13.06 compared to $15.44 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.4 million subscribers during the last 12 months with a lower usage profile compared to the existing average subscriber base.

Cost of services as a percent of service revenue increased to 21.2% from 19.7% in the third quarter of 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory spectrum fees which are primarily related to the newly introduced Universal Service Fee, $1.1 million of which was booked during the third quarter of 2004. Selling, general and administrative expenses decreased from 22.6% of service revenues for the three months ended September 30, 2003 to 21.8% for the current three month period primarily due to lower bad debt expense. Bad debt as a percentage of total service revenue decreased from 1.7% in the third quarter of 2003 to 0.8% in the third quarter of 2004.

OIBDA increased 27.1% to $97.1 million compared to $76.4 million for the same period last year. OIBDA as a percentage of service revenue was stable versus the same period last year at 53.0%. Operating income for the quarter rose 41.0% to $67.7 million compared to $48.0 million for the third quarter of 2003.

For the first nine months of 2004, service revenues increased 28.4% to $493.4 million compared to $384.4 million for the same period last year, consistent with the 42.1% increase in average number of subscribers partially offset by the lower ARPU. The monthly ARPU for the first nine months of 2004 was $12.94 compared to $14.44 for the same period of last year, with the decrease being the result of the addition of more than 1.4 million subscribers, including more than 1.0 million prepaid subscribers, during the last 12 months. OIBDA for the first nine months of 2004 increased 21.8% to $260.1 million compared to $213.6 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 52.7% for the first nine months of 2004 compared to 55.6% in the corresponding period of 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period. Operating income rose 33.3% to $172.8 million compared to $129.7 million for the first nine months of 2003.

Oskar Mobil a.s. (formerly know as Český Mobil a.s.)- Czech Republic

Oskar Mobil a.s. ("Oskar Mobil" or its trade mark "Oskar") added 69,279 subscribers in the third quarter to reach 1,747,284, an increase of 21.5% in total number of subscribers compared to 1,438,142 subscribers at the end of the third quarter of 2003. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 75% of net additions during the quarter. As a result, our prepaid/postpaid mix as of September 30, 2004 was 54.0/46.0 compared to 58.9/41.1 at of September 30, 2003 and 57.5/42.5 at the end of December 31, 2003. We estimate we held a 17.1% share of the national cellular market as of September 30, 2004, compared to a 15.7% share at the same time last year. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 100% from 90% at the end of the third quarter of 2003. According to our estimate, we captured approximately 45% of the total market net subscriber additions during the quarter.

Service revenues increased 31.0% to $130.9 million compared to $99.9 million for the third quarter of 2003 due to a 23.4% increase in average subscribers and a 6.1% increase in ARPU. ARPU for the third quarter decreased from Czech Koruna 660 ($23.05) in the third quarter of 2003 to Czech Koruna 633 ($24.46) for the same period this year however the average exchange rate between the U.S. Dollar and the Czech Koruna during the third quarter of 2004 was 10.7% higher than for the same period in 2003. The 4.2% decrease in the local currency ARPU is primarily driven by the reduction in interconnection rates. Although the interconnect rate decrease reduces the ARPU, it also reduces interconnection costs.

Cost of services as a percent of service revenue decreased to 40.8% from 44.3% in the third quarter of 2003. This decrease results primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. Selling, general and administrative expenses decreased to 24.9% of service revenues compared to 27.0% for the same period last year mainly as a result of lower selling and marketing expenses.

We recorded OIBDA in the Czech Republic of $41.3 million compared to OIBDA of $26.0 million for the same period last year. OIBDA as a percentage of service revenue for the quarter reached 31.6% compared to 26.0% in the third quarter of 2003. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and the aforementioned economies of scale realized as fixed costs are spread over the larger subscriber base. We achieved an operating income of $14.5 million in the Czech Republic for the third quarter of 2004, compared to an operating income of $3.1 million for the third quarter of 2003.

For the first nine months, service revenues increased 37.0% to $371.5 million compared to $271.2 million for the same period in 2003 consistent with the 26.1% increase in average number of subscribers and the 8.5% increase in ARPU as expressed in U.S. Dollars. ARPU for the first nine months of 2004 reached Czech Koruna 633 ($24.13) compared to Czech Koruna 635 ($22.24) in 2003. In April 2004, the regulatory body announced a new mobile voice terminating interconnection rate of Czech Koruna 3.19 per minute compared to Czech Koruna 3.66 which had a negative impact on the ARPU and a positive impact on interconnection costs for the first nine months of 2004. OIBDA reached $115.2 million compared to OIBDA of $71.7 million for the first nine months of last year consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. Operating income reached $34.3 million compared to $4.4 million for the same period in 2003.

In November 2004, Oskar Mobil implemented a loyalty points program directed to its business customers. Business customers meeting certain conditions are awarded points, based on their total bill, which can be redeemed for handsets.

Corporate and Other

Unallocated expenses for corporate and other activities were $4.6 million for the third quarter of 2004 compared to $1.2 million for the same period last year and $13.0 million for the nine months ended September 30, 2004 compared to $5.3 million for the same period in 2003. During 2003, we adopted the fair value based method of accounting for stock-based compensation on a prospective basis and, accordingly, the fair value method has been applied to all grants on or after January 1, 2003. As a result, consolidated selling, general and administrative expenses for the third quarter and nine months ended September, 2004 include stock based compensation cost of $3.5 million and $7.7 million respectively of which $2.4 million and $5.0 million is included within corporate and other activities, while the corresponding period of 2003 had no compensation costs as no grants were awarded in that period. On May 4, 2004, TIW's shareholders approved a Restricted Share Unit ("RSU") plan under which 1,052,158 RSU's were outstanding as of September 30, 2004 and were included in the determination of this quarter's stock based compensation. Furthermore, 2003 results included our share of net income from our Indian operation, which was disposed of at the end of 2003, of $1.0 million and $2.6 million for the three and nine months ended September 30, 2003.

Liquidity and Capital Resources

Operating activities provided cash of $109.7 million and $252.7 million for the three month and nine month periods ended September 30, 2004, respectively, compared to $52.2 million and $172 million for the corresponding 2003 periods. On a year-to-date basis, the primary factor contributing to the higher operating cash flow was the $82.2 million increase in OIBDA.

Investing activities used cash of $94.7 million for the quarter ended September 30, 2004 compared to a use of cash of $32.5 million during the same period in 2003. Our investing activities include the acquisition of property, plant and equipment of $57.1 million and $32.5 million for the three-month periods ended September 30, 2004 and September 30, 2003, respectively. For the nine months ending September 2004, investing activities used cash of $230.8 million compared to $90.4 million for the same period of 2003. Acquisitions of property, plant and equipment during the nine months ending September 30 of this year were $173.4 million compared to $133.3 million for the corresponding period last year. Investing activities for the nine months ended September 30, 2004 also include the net proceeds from the sale of our direct investment in Hexacom during the first quarter which amounted to $21.8 million. These proceeds were offset by the use of $85.9 million of cash for the acquisition of additional interests in our subsidiaries including $40.9 million during the third quarter of 2004 of which $36.6 million was in connection with the cash portion of the acquisition of a 15.46% non controlling interest in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $37.4 million for the third quarter of 2004 and provided cash of $9.8 million year to date compared to cash used of $134.6 million and $73.7 million for the third quarter and nine months ended September 30, 2003. The source of cash provided by financing activities in the nine months ended September 30, 2004 was $76.1 million of proceeds from issuances of our common shares. These proceeds were partially offset by $31.5 million of scheduled repayments of MobiFon's and Oskar Mobil's senior credit facilities, $13.7 million of which occurred during the third quarter, the early redemption of $2.3 million of MobiFon Holding's senior notes during the quarter, as well as by $32.1 million distributed to minority shareholders of MobiFon, $20.9 million of which was distributed during the third quarter. During the nine months ended September 30, 2003, use of cash for financing activities included $223.9 million in repayment of long-term debt of which $151.5 million was repaid in the third quarter, $59.5 million distributed to minority shareholders of which $28.3 million occurred in the third quarter, $47.4 million representing a full payment in the first quarter of 2003 of TIW's senior bank facility, $28.1 million in additions to restricted cash, and $12.9 million of deferred financing costs of which $6.2 million occurred in the third quarter. These uses were partially offset by $279.0 million in proceeds from issuance of long term debt of which $32.1 million was received in the third quarter and $18.9 million, received during the third quarter, from the issuance of subsidiaries' shares to non-controlling interests.

Cash, cash equivalents and restricted short-term investments totaled $257.3 million as of September 30, 2004, including $102.7 million at the corporate level, which included $28.1 million in restricted short term investments.

As of September 30, 2004, total consolidated indebtedness was $1.1 billion, of which $224.5 million was at the corporate level, $277.5 million at MobiFon and $572.4 million at Oskar Mobil. As of September 30, 2004 corporate net debt defined as debt at the corporate level minus cash and short-term investment at the corporate level was $121.8 million compared to $178.2 million at September 30, 2003 and $150.9 million at December 31, 2003.

In December 2003, we accepted a binding offer to sell our 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, we realized a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April and July 2004, an aggregate of $32.1 million of dividends were distributed to non-controlling interests. As at September 30, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $10.3 million and is included with total current liabilities.

On March 25, 2004, we sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million and net proceeds of $62.7 million. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds of $9.5 million.

On March 17, 2004, we acquired 5.9% of MobiFon and 2.9% of Oskar Holdings N.V., formerly known as TIW Czech N.V., from EEIF Melville B.V., Emerging Markets Partnership c.v. and EEIF Czech N.V., in exchange for the issuance of 14,621,714 of our common shares. Pursuant to the term of the sale, the selling shareholders of MobiFon had the right to receive 5.9% of the dividends paid in 2004 relating to MobiFon 2003 earnings up to an aggregate maximum of $5.2 million of which $5.1 million had been paid as of September 30, 2004.

In March 2004, we acquired 10,942,625 shares of our subsidiary ClearWave from two institutional investors for an aggregate consideration of $139.9 million, consisting of 11,268,538 of our common shares and $ 35.7 million in cash. On May 25, 2004, we launched an offer to all remaining minority shareholders of ClearWave to purchase the 186,560 shares they owned, representing a 0.2% interest in ClearWave's equity, for Cdn$16.64 ($12.48) in cash per share. The offer was extended to July 15, 2004 and 176,851 of the ClearWave shares were tendered under the offer for aggregate consideration of $2.2 million. The shares acquired through these transactions represent a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result our direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Oskar Mobil.

On September 15, 2004 we acquired 15.46% of MobiFon from certain private equity investors for a combination of cash and of our common shares. We acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 of our shares, representing an exchange ratio of 1.126, and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. We increased our indirect ownership in MobiFon from 63.5% to 79.0%. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 and this amount is included with current accrued liabilities as of September 30, 2004. The terms of the agreement restrict the ability of the Selling Shareholders and certain permitted distributees of the Selling Shareholders to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction, other than for certain permitted transfers among affiliated entities. Other than pursuant to their right to piggy-back on certain registered offerings, no more than 16.6% of the total TIW shares received by the Selling Shareholders can be disposed of three months after completion, an additional 16.7% six months after completion, a further 16.7% nine months after completion and the remaining 50% on the first anniversary of completion.

The acquisitions of shares of MobiFon, Oskar Holdings and ClearWave were accounted for using the purchase method. Accordingly, the aggregate consideration of $602.2 million was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate of such fair values determined using generally accepted valuation methodologies. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave which occurred in the fourth quarter of 2003 and for which approximately $9.2 million of goodwill was recorded, exceeded the carrying value of net assets acquired by $540.0 million which was preliminarily allocated to goodwill in the amount of $545.9 million and $5.9 million to other fair value net decrements.

In August 2004, in accordance with the covenants governing MobiFon Holdings' 12.5% Senior Notes, we made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pursuant to this offer, we retired $2.3 million of principal amount of Senior Notes plus accrued interest.

On October 13, 2004 our subsidiary, Oskar Mobil issued in a private placement €325 million ($398.7 million) Senior Notes ("the Notes") due 2011. The Notes bear interest at 7.5%, payable semi-annually in arrears beginning in April 2005. Net proceeds from the offering of the Notes were approximately €314.3 million ($385.6 million), after deducting underwriting discounts and other related expenses. The Notes are callable at our option after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes. Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw of CZK3,964 million and €24 million (in aggregate approximately $184.0 million with repayments of $24.5 million, $49.1 million and $110.4 million scheduled in 2007, 2008 and thereafter, respectively) from a new senior credit facility. The new senior credit facility consists of a CZK5,033.6 million and €40.0 million (approximately $245.3 million in aggregate) five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 million (approximately $61.3 million) six year tranche B repayable in full at maturity. The indebtedness under the new senior credit facility ranks pari passu with the Notes as to security. The new senior credit facility is available for drawing, on a revolving basis, over the next 24 months.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately $562.5 million (€458.5 million), after deducting underwriting discounts and other related expenses. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility, in the amounts of CZK 5,402.8 million and €171.7 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company anticipates recognizing a loss on early extinguishment of debt and related hedges of approximately $26 million during the fourth quarter consisting of the unrealized portion of such hedging contracts and the unamortized deferred financing costs which as of September 30, 2004 was $8.3 million. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwounded hedges, was paid to counterparts. As a result of this refinancing, our consolidated annual principal repayments of long-term debt for 2005, 2006, 2007, 2008 and thereafter consist of $45.0M, $60.9M, $99.5M, $139.1M and $731.8M, respectively.

In November 2004, we entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of our treasury stock. Upon closing of the acquisition, we will increase our indirect ownership in Oskar Holdings and Oskar Mobil to 100% and 99.87%, respectively. Two of our significant shareholders are shareholders of Oskar Holdings and will receive 17.4 million and 7.0 million common shares, respectively. The closing of the transaction remains subject to certain conditions, including among others, the execution of final documentation and regulatory approvals. Closing is expected to take place in the first quarter of 2005 and the transaction will be accounted for using the purchase method.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

The Romanian Ministry for Communications and Information Technology (MCTI) previously announced a tender process for the so called 3G or UMTS mobile licenses. Four 15 year licenses were on offer for $35 million each. The tender process closed on October, 29, 2004 and the Ministry announced that they had received two bids, one from Orange SA and one from MobiFon. License award is expected to be announced on November 12. Should we be awarded a UMTS license, the license fee will be payable as for $10.5 million within 120 days of the award and the balance by installments over a five year period. License conditions will include minimum coverage requirements.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.

The following represents all equity shares, granted stock options and restricted share units outstanding and the number of common shares which the Company's equity subordinated debentures are convertible into as at November 4, 2004:

Common Shares
Common Voting Shares outstanding	168,284,679
Convertible instruments and other:
Outstanding granted employees and director's stock options	5,248,872
Outstanding granted employees and director's restricted share units	1,052,158
Convertible equity subordinated debentures	59,162
174,644,871

The following table contains financial information that is derived from our unaudited interim financial statements for the three and nine month periods ended September 30, 2004.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of US $, except per share data)	2004	2003	2004	2003
	$	$	$	$

STATEMENTS OF INCOME (LOSS) AND CASH
FLOWS DATA:
Revenues	328,929	257,217	908,746	689,298
Operating income	77,573	49,928	194,067	128,762
Interest expense, net	(20,339)	(24,183)	(62,060)	(68,849)
Foreign exchange gain (loss)	1,278	(948)	617	4,000
Net gain on disposal of assets	-	28	11,658	19,367
Income from continuing operations	20,674	3,075	50,264	21,423
Loss from discontinued operations	-	-	-	(8,811)
Net Income	20,674	3,075	50,264	12,612
Basic earnings (loss) per share
From continuing operations	0.14	0.03	0.38	0.22
From discontinued operations	-	-	-	(0.09)
Net earnings	0.14	0.03	0.38	0.13

Diluted earnings (loss) per share
From continuing operations	0.14	0.03	0.37	0.22
From discontinued operations	-	-	-	(0.09)
Net earnings	0.14	0.03	0.37	0.13

Acquisitions of property plant and equipment	57,112	32,464	173,373	133,266

	As at September 30,	As at December 31,
	2004	2003
(in thousands of US $ )	$	$

BALANCE SHEET DATA:
Cash and cash equivalents, including restricted
short-term investments of $28,1 million as of
September 30, 2004 and December 31, 2003	257,317	224,822
Total assets	2,233,576	1,667,531
Long-term debt, including current portion	1,074,352	1,121,411
Total capital	1,919,589	1,327,574
Total shareholders' equity	734,559	91,773

Summary of quarterly results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

(In thousands of U.S.$, Except	Q3	Q2	Q1	Q4
per share data)	2004	2004	2004	2003
	$	$	$	$

Revenues	328,929	301,397	278,420	277,787
Income (loss) from continuing
operations	20,674	13,907	15,683	(727)
Net income (loss)	20,674	13,907	15,683	(727)
Basic earnings (loss) per share
From continuing operations	0.14	0.10	0.13	(0.01)
From discontinued operations	-	-	-	-
Net earnings (loss)	0.14	0.10	0.13	(0.01)
Diluted earnings (loss) per share	-
From continuing operations	0.14	0.10	0.13	(0.01)
From discontinued operations	-	-	-	-
Net earnings (loss)	0.14	0.10	0.13	(0.01)

(In thousands of U.S.$, Except	Q3	Q2	Q1	Q4
per share data)	2003	2003	2003	2002
	$	$	$	$

Revenues	257,217	232,163	199,918	196,461
Income (loss) from continuing
operations	3,075	6,500	11,848	(8,405)
Net income (loss)	3,075	6,500	3,037	(35,637)
Basic earnings (loss) per share
From continuing operations	0.03	0.07	0.12	(0.08)
From discontinued operations	-	-	(0.09)	(0.27)
Net earnings (loss)	0.03	0.07	0.03	(0.35)
Diluted earnings (loss) per share
From continuing operations	0.03	0.07	0.12	(0.08)
From discontinued operations	-	-	(0.09)	(0.27)
Net earnings (loss)	0.03	0.07	0.03	(0.35)

Non GAAP measures and operating data

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
  It does not reflect changes in, or cash requirements for, our working capital needs;
  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
  It does not reflect foreign exchange gains or losses; and
  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

Proportionate financial figures and other operational data represent the combination of our ultimate proportionate ownership at the end of each period presented in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles. Equity interest figures represent our direct and indirect ownership interests in our operations. For a reconciliation of proportionate operating income to operating income, refer to the supplementary financial information filed with our interim financial statements.

The following tables provide a reconciliation between OIBDA and net income:

	Three months ended		Nine months ended
OPERATING DATA FROM CONTINUING	September 30,		September 30,
OPERATIONS (In thousands of U.S.$)
	2004	2003	2004	2003

Net Income	20,674	3,075	50,264	12,612
Loss from discontinued operations	-	-	-	8,811
Income taxes	17,488	13,180	44,614	38,675
Non - controlling interests	20,350	8,570	49,404	23,182
Net gain on disposal of assets	-	(28)	(11,658)	(19,367)
Foreign exchange (gain) loss	(1,278)	948	(617)	(4,000)
Interest expense, net	20,339	24,183	62,060	68,849
Depreciation and amortization	56,285	51,284	168,222	151,318
OIBDA	133,858	101,212	362,289	280,080

The following tables provide a reconciliation between service revenues and ARPU for both MobiFon and Oskar Mobil:

	MobiFon
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Service revenues for the periods (in $
thousands)	183,319	144,127	493,354	384,374
Average number of subscribers for the
period (in millions)	4.23	2.85	3.88	2.73
Average monthly service revenue per
subscriber for the period (in $)	14.45	16.83	14.12	15.63
Less: impact of excluding in roaming
and miscellaneous revenue	(1.39)	(1.39)	(1.18)	(1.19)
ARPU	13.06	15.44	12.94	14.44

	Oskar Mobil
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Service revenues for the periods (in $
thousands)	130,900	99,920	371,539	271,167
Average number of subscribers for the period
(in millions)	1.71	1.39	1.65	1.31
Average monthly service revenue per
subscriber for the period (in $)	25.48	24.00	25.08	23.08
Less: impact of excluding in roaming and
miscellaneous revenue	(1.02)	(0.95)	(0.95)	(0.84)
ARPU	24.46	23.05	24.13	22.24

Other selected operational data:

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscriber[1]	Interest	(millions)	Subscribers
Romania	GSM	1997	21.7	4,369,745	79.0%	17.1	3,451,719
Czech
Republic	GSM	2000	10.2	1,747,284	27.1%	2.8	472,846

Total			31.9	6,117,029		19.9	3,924,565
(1) Subscriber figures include 2,904,257 and 943,016 prepaid subscribers in Romania and Czech Republic, respectively

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

The conference call with analysts on the third quarter 2004 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 10:00 a.m. EST on Tuesday, November 9, 2004 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on Tuesday, November 9 and 11:59 p.m. on December 7. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 3109326.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.1 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca
Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2004

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	September 30,	December 31,
	2004	2003
	$	$

		[Note 1]
ASSETS
Current assets
Cash and cash equivalents	229,192	196,697
Short term investments - Restricted	28,125	28,125
Trade debtors	109,819	79,515
Amounts receivable from non-controlling interests	-	16,695
Inventories	17,976	16,150
Prepaid expenses	19,993	15,408
Deferred income tax assets	852	270
Other current assets	7,105	5,757
Total current assets	413,062	358,617

Property, plant and equipment [Note 8]	1,070,932	1,102,057
Licenses	83,242	89,640
Subscribers [Note 8]	28,290	-
Goodwill [Note 8]	596,538	66,927
Deferred financing costs	28,707	28,440
Deferred income tax assets	12,805	-
Investments and other assets [Note 8]	-	21,850
	2,233,576	1,667,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	43,683	56,398
Accrued liabilities	107,958	73,298
Accrued interest payable	10,043	20,578
Income and value added taxes payable	25,322	14,965
Deferred revenues	42,694	33,046
Amounts payable to non-controlling interests [Note 12]	10,304	23,577
Current portion of long-term debt [Note 13]	41,250	61,677
Total current liabilities	281,254	283,539
Long-term debt [Note 8]	1,033,102	1,059,734
Deferred income tax liabilities	23,055	8,691
Other non-current liabilities	19,287	10,204
Non-controlling interests	142,319	213,590
SHAREHOLDERS' EQUITY
Share capital [Notes 4 and 8]	1,665,401	1,081,077
Additional paid-in-capital	254,188	246,497
Deficit	(1,193,300)	(1,243,564)
Cumulative translation adjustment [Note 7]	8,270	7,763
Total shareholders' equity	734,559	91,773
	2,233,576	1,667,531

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
	$	$	$	$

REVENUES
Services	314,219	244,047	864,893	655,541
Equipment	14,710	13,170	43,853	33,757
	328,929	257,217	908,746	689,298
Cost of services	92,216	72,754	257,765	194,513
Cost of equipment	25,817	22,481	71,441	54,123
Selling, general and administrative expenses	77,038	60,770	217,251	160,582
Depreciation and amortization [Note 6]	56,285	51,284	168,222	151,318
OPERATING INCOME	77,573	49,928	194,067	128,762
Interest expense	(21,541)	(24,718)	(65,228)	(70,261)
Interest income	1,202	535	3,168	1,412
Foreign exchange gain (loss)	1,278	(948)	617	4,000
Net gain on disposal of assets [Note 8]	-	28	11,658	19,367
Income before income taxes and non-
controlling interests and discontinued
operations	58,512	24,825	144,282	83,280
Income taxes	17,488	13,180	44,614	38,675
Income before non-controlling interests and
discontinued operations	41,024	11,645	99,668	44,605
Non-controlling interests	(20,350)	(8,570)	(49,404)	(23,182)
Income from continuing operations	20,674	3,075	50,264	21,423
Loss from discontinued operations	-	-	-	(8,811)
Net Income	20,674	3,075	50,264	12,612
Deficit, beginning of period	(1,213,974)	(1,245,912)	(1,243,564)	(1,255,449)
Deficit, end of period	(1,193,300)	(1,242,837)	(1,193,300)	(1,242,837)

Basic earnings (loss) per share
From continuing operations	0.14	0.03	0.38	0.22
From discontinued operations	-	-	-	(0.09)
Net earnings	0.14	0.03	0.38	0.13

Diluted earnings (loss) per share
From continuing operations	0.14	0.03	0.37	0.22
From discontinued operations	-	-	-	(0.09)
Net earnings	0.14	0.03	0.37	0.13

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30
	2004	2003	2004	2003
	$	$	$	$

OPERATING ACTIVITIES
Income from continuing operations	20,674	3,075	50,264	21,423
Depreciation and amortization	56,285	51,284	168,222	151,318
Non-cash financial expenses (recovery)	1,469	-	4,412	(3,266)
Non-controlling interests	20,350	8,570	49,404	23,182
Net gain on disposal of assets [Note 8]	-	(28)	(11,658)	(19,367)
Deferred income taxes	1,236	1,412	4,183	1,070
Other non-cash items	3,351	3,130	8,581	7,703
Changes in operating assets and liabilities	6,358	(15,281)	(20,724)	(10,108)
Cash provided by operating activities	109,723	52,162	252,684	171,955

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(57,112)	(32,464)	(173,373)	(133,266)
Net proceeds from the sale of subsidiary's
shares	-	-	-	41,500
Proceeds from sale of investment, net of costs
[Note 8]	-	-	21,752	-
Increase in ownership of subsidiaries [Note 8]	(40,873)	-	(85,867)	-
Other investments and advances	3,256	-	6,614	1,345
Cash used in investing activities	(94,729)	(32,464)	(230,874)	(90,421)

FINANCING ACTIVITIES
Repayment of short-term loans	-	-	-	(47,407)
Proceeds from issuance of common shares,
net of costs [Note 4]	48	323	76,103	323
Subsidiary's distributions paid to non-
controlling interests [Note 12]	(20,944)	(28,323)	(32,068)	(59,536)
Proceeds from subsidiaries shares issued to
non-controlling interests	-	18,879	-	18,879
Proceeds from issuance of long-term debt	-	32,108	-	279,002
Repayment of long-term debt	(16,458)	(151,451)	(34,284)	(223,867)
Deferred financing costs	-	(6,169)	-	(12,919)
Additions to short-term investments
restricted	-	-	-	(28,125)
Cash provided by (used in) financing
activities	(37,354)	(134,633)	9,751	(73,650)
Net effect of exchange rate translation on
cash and cash equivalents	1,754	1,098	1,064	2,014
Cash provided by (used in) continuing operations	(20,606)	(113,837)	32,625	9,898
Cash provided by (used in) discontinued
operations	(17)	(496)	(130)	64,874
Increase (decrease) in cash and cash equivalents	(20,623)	(114,333)	32,495	74,772
Cash and cash equivalents, beginning of
period	249,815	249,811	196,697	60,706
Cash and cash equivalents, end of period	229,192	135,478	229,192	135,478

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 1
BASIS OF PRESENTATION
These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt (see Note 9). The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

NOTE 2
EARNINGS (LOSS) PER SHARE
The reconciliation of the denominator for the calculation of earnings (loss) per share is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
(in thousands)	$	$	$	$
Weighted average number of Common and
Preferred Shares outstanding	144,832	100,461	134,124	100,443
Dilutive effect of options and RSU's	3,217	1,655	2,979	75
Weighted average number of Common and
Preferred Shares outstanding - Diluted	148,049	102,116	137,103	100,518

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 3
STOCK BASED COMPENSATION
Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan (see Note 5). The Company recorded a stock-based compensation cost, included within selling, general and administrative costs, of $3.5 million and $7.7 million during the three month and the nine month periods ended September 30, 2004, respectively.

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
	$	$	$	$
Pro-forma net income	20,343	2,275	49,301	25,212
Pro-forma earnings per shares:
Basic	0.14	0.02	0.37	0.25
Diluted	0.14	0.02	0.36	0.25

NOTE 4
EQUITY OFFERINGS
On March 25, 2004, the Company issued 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

NOTE 5
RESTRICTED SHARE UNIT PLAN
On February 24, 2004, the Board of Directors authorized, subject to regulatory and shareholders' approvals, the creation of a Restricted Share Unit Plan (''RSU Plan''). During the second quarter regulatory approvals were obtained and on May 4, 2004, the shareholders approved the Restricted Share Unit Plan.

Under the RSU Plan, restricted share units (''RSUs'') are granted to designated directors (other than those who are employees or consultants of the five principal shareholders of the Company), officers and employees.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 5
RESTRICTED SHARE UNIT PLAN (CONT'D)
The RSUs are phantom shares that rise and fall in value based on the value of the Company's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSUs typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. The total number of RSUs issuable under the plan is 6,250,000. Upon the approval of the RSU Plan, an aggregate of 799,680 RSUs were recognized for accounting purposes as having been granted. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 3. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. Furthermore, 120,000 RSUs were given in exchange for the cancellation of 333,334 options which were determined to have the same fair value for purposes of the determination of stock-based compensation.

NOTE 6
PROPERTY, PLANT AND EQUIPMENT
Depreciation and amortization includes write-offs in the amounts of $0.1 million and $1.4 million for property, plant and equipment for the three months ended September 30, 2004 and September 30, 2003, respectively and $4.8 million and $6.0 million for the nine months ended September 30, 2004 and September 30, 2003, respectively.

NOTE 7
FOREIGN CURRENCIES
The movement in the cumulative translation adjustment of $0.5 million, reported as a component of the shareholders' equity, consists of the Company's share of the effect of the change in value of the Czech Koruna during the first nine months of 2004. The exchange rate was 25.65 Czech Koruna for one US$ and 25.51 Czech Koruna for one US$ as at December 31, 2003 and September 30, 2004, respectively.

NOTE 8
INVESTMENTS

Sale of Investment in Hexacom
In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the Company realized a gain on disposal of its investment in Hexacom of $11.7 million in the three months period ended March 31, 2004.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 8
INVESTMENTS (CONT'D)

Acquisition of Minority Shareholders' Interests in Subsidiaries

On March 17, 2004, the Company acquired from a minority shareholder 5.9% of MobiFon in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million of which $5.1 million was paid as of September 30, 2004. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in Oskar Holdings (formerly known as TIW Czech N.V.) sold to the Company a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The aggregate purchase prices for the MobiFon and Oskar Holdings interests acquired were $143.9 million and $17.7 million, respectively.

In March 2004, the Company acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 11,268,538 shares of the Company and $35.7 million in cash. On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares (''ClearWave Shares'') to purchase the ClearWave shares they hold for Cdn$16.64 [$12.48] in cash per share. As of September 30, 2004, 176,851 of the ClearWave shares were tendered under the offer for aggregate consideration of $2.2 million. The class A Subordinate Voting Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result the Company's direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Oskar Mobil a.s., ("Oskar Mobil") formerly known as Český Mobil. The Company's existing interest in ClearWave, MobiFon and Oskar Mobil, prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon. Under the terms of the agreement, the Company acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 common shares of the Company and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 and this amount is included with accrued liabilities as of September 30, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. The aggregate purchase price including transaction expenses amounted to $298.5 million.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 8
INVESTMENTS (CONT'D)

Acquisition of Minority Shareholders' Interests in Subsidiaries

The acquisitions of shares of MobiFon, Oskar Holdings and ClearWave were accounted for using the purchase method whereby their aggregate consideration of $602.1 million was allocated to the fair value of the assets acquired and liabilities assumed based on managements best estimates. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave and 3.62% of Oskar Mobil, which occurred in the fourth quarter of 2003 and for which approximately $18.1 million of goodwill was previously recorded, exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been preliminarily allocated as follows:

		Czech
	Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total
	$	$	$	$
Decrement of property, plant and equipment	(25,697)	(7,928)		(33,625)

Increment of subscriber relationships	30,413			30,413

Increment of long-term debt			(5,822)	(5,822)

Related deferred tax	(1,627)	2,735	2,009	3,117

Goodwill	510,746	40,375		551,121
	513,835	35,182	(3,813)	545,204

The subscriber relationships are being amortized using the straight line method over a period of 4 years.

NOTE 9
OSKAR MOBIL REFINANCING
On October 13, 2004, Oskar Mobil issued in a private placement €325 million ($398.7 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million ($306.7million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €314.3 million ($385.6 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 9
OSKAR MOBIL REFINANCING (CONT'D)
The New Senior Credit Facility consists of a CZK5,033.6 million and €40.0 million (approximately $ 245.3 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a CZK 1,573 million (approximately $61.3 million) six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holding's financial performance. The new senior credit facility is available for drawing, on a revolving basis, over the next 24 months.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. ("Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Notes and the guarantees are secured by substantially all of their respective assets. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets. Furthermore, the Company may have to offer to repurchase the Notes at 101% of the principal amount of the Notes and repay the New Senior Credit Facility upon a change of control of Oskar Holdings.

An affiliate of a significant shareholder of the Company was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provide a €15 million ($18.4 million) commitment under Tranche A of the facility.

Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw of approximately $184.0 million consisting of CZK 3,964 million and €24 million from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €458.5 million ($562.5 million), after deducting underwriting discounts and other related expenses. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €171.7 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company anticipates recognizing a loss on early extinguishment of debt and related hedges of approximately $26 million during the fourth quarter consisting of the unrealized portion of such hedging contracts and the unamortized deferred financing costs which as of September 30, 2004 was $8.3 million. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparts including €13.1 million ($16.1 million) to an affiliate of a significant shareholder of the Company.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 9
OSKAR MOBIL REFINANCING (CONT'D)
Furthermore, on October 13, 2004, the Company entered into currency swap agreements to manage the currency exposure related to its Notes which constitute significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder of the Company and of Oskar Holdings was a counterpart for €162.5 million of notional principal amount of those new swap agreements.

NOTE 10
MOBIFON AND OSKAR MOBIL LOYALTY PROGRAMS
During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and nine month periods ended September 30, 2004, include an expense of $1.9 million and $4.3 million, respectively and other current assets and accrued liabilities as of September 30, 2004 include amounts of $2.4 million and $4.8 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

In November 2004, Oskar Mobil implemented a loyalty points program directed to its business customers. Business customers having met certain requirements including a minimum of twelve months are awarded points, based on their total bill, which can be redeemed for handsets. The program will be accounted for in a similar manner to MobiFon's loyalty program.

NOTE 11
SALE AND LEASE BACK FINANCING - MOBIFON
On January 30, 2004, MobiFon sold its option to buy the properties which were the object of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon entered into an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2004
(in thousands of U.S. dollars except per share data)

NOTE 12
DIVIDENDS TO NON-CONTROLLING INTERESTS
On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April and July 2004, an aggregate of $32.1 million of such dividends were distributed to non-controlling interests. As at September 30, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $10.3 million and is included with current liabilities.

NOTE 13
EXCESS CASH FLOW OFFER
In August 2004, in accordance with the covenants governing the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered, $15.6 million of long-term debt had been reclassified to current liabilities. In connection with this offering, the Company repurchased $2.3 million in principal of the 12.5% Senior Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

NOTE 14
ROMANIAN UMTS LICENSE
In October 2004, MobiFon filed an application for a UMTS license in Romania. If successful in obtaining such a license, the Company will be required to pay a total of $35 million to the Romanian government, of which $10.5 million is payable within 120 days of being informed of its successful submission and the remainder in five annual installments of $4.9 million, commencing in 2006. The Company will also be required to honour certain license conditions, including coverage roll-out requirements and to pay additional fees for spectrum utilization upon commencing such coverage.

NOTE 15
ACQUISITION OF NON-CONTROLLING INTERESTS IN OSKAR HOLDINGS
In November 2004, the Company entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock. Upon closing of the acquisition, the Company will increase its indirect ownership in Oskar Holdings and Oskar Mobil to 100% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and will receive 17.4 million and 7.0 million common shares, respectively. The closing of the transaction remains subject to certain conditions, including among others, the execution of final documentation and regulatory approvals. Closing is expected to take place in the first quarter of 2005 and the transaction will be accounted for using the purchase method.

NOTE 16
COMPARATIVE FIGURES AND RECLASSIFICATIONS
Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in thousands of U.S. dollars)

NOTE 17
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	183,319	130,900	-	314,219	144,127	99,920	-	244,047
Equipment	8,537	6,173	-	14,710	7,600	5,570	-	13,170
	191,856	137,073	-	328,929	151,727	105,490	-	257,217

Cost of services	38,857	53,359	-	92,216	28,457	44,297	-	72,754
Cost of equipment	15,949	9,868	-	25,817	14,224	8,257	-	22,481
Selling, general and administrative expenses	39,921	32,544	4,573	77,038	32,634	26,971	1,165	60,770
Depreciation and amortization	29,472	26,804	9	56,285	28,412	22,863	9	51,284

Operating income (loss)	67,657	14,498	(4,582)	77,573	48,000	3,102	(1,174)	49,928

Acquisitions of property, plant and equipment,
including unpaid acquisitions	28,497	28,615	-	57,112	14,191	12,742	-	26,933
Operating income (loss) before depreciation and
amortization	97,129	41,302	(4,573)	133,858	76,412	25,965	(1,165)	101,212

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in thousands of U.S. dollars)

NOTE 17 (CONT'D)
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	493,354	371,539	-	864,893	384,374	271,167	-	655,541
Equipment	27,060	16,793	-	43,853	20,137	13,620	-	33,757
	520,414	388,332	-	908,746	404,511	284,787	-	689,298

Cost of services	104,703	153,062	-	257,765	74,696	119,817	-	194,513
Cost of equipment	45,714	25,727	-	71,441	33,101	21,022	-	54,123
Selling, general and administrative expenses	109,899	94,327	13,025	217,251	83,113	72,206	5,263	160,582
Depreciation and amortization	87,293	80,901	28	168,222	83,921	67,344	53	151,318

Operating income (loss)	172,805	34,315	(13,053)	194,067	129,680	4,398	(5,316)	128,762

Acquisitions of property, plant and equipment, including
unpaid acquisitions	113,877	59,496	-	173,373	83,733	38,021	-	121,754
Property, plant and equipment, licenses and subscribers as
at September 30, 2004 and December 31, 2003	524,255	656,968	1,241	1,182,464	503,940	687,621	136	1,191,697
Goodwill as at September 30, 2004 and December 31, 2003	553,938	42,600	-	596,538	51,710	15,164	53	66,927
Total assets as at September 30, 2004 and December 31, 2003	1,266,834	854,072	112,670	2,233,576	725,263	821,733	120,535	1,667,531
Operating income (loss) before depreciation and
amortization	260,098	115,216	(13,025)	362,289	213,601	71,742	(5,263)	280,080

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2004

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	144,821	35,474	-	180,295	71,188	19,922	-	91,110
Equipment	6,744	1,673	-	8,417	3,754	1,111	-	4,865
	151,565	37,147	-	188,712	74,942	21,033	-	95,975

Cost of services	30,695	14,460	-	45,155	14,055	8,832	-	22,887
Cost of equipment	12,600	2,674	-	15,274	7,025	1,646	-	8,671
Selling, general and administrative expenses	31,537	8,819	4,573	44,929	16,120	5,379	1,017	22,516
Depreciation and amortization	23,283	7,264	9	30,556	14,033	4,559	10	18,602

Operating income (loss)	53,450	3,930	(4,582)	52,798	23,709	617	(1,027)	23,299
Operating income (loss) before depreciation and
amortization	76,733	11,194	(4,573)	83,354	37,742	5,176	(1,017)	41,901

Proportionate operating income	53,450	3,930	(4,582)	52,798	23,709	617	(1,027)	23,299
Ultimate ownership	79.0	27.1	-	-	49.4	19.9	-	-
Consolidated operating income	67,657	14,498	(4,582)	77,573	48,000	3,102	(1,174)	49,928

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees at the end of the period and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (1)

(in thousands of U.S. dollars)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	389,749	100,546	-	490,296	189,847	54,066	-	243,913
Equipment	21,377	4,545	-	25,921	9,946	2,716	-	12,662
	411,126	105,091	-	516,217	199,793	56,782	-	256,575

Cost of services	82,715	41,422	-	124,137	36,893	23,890	-	60,783
Cost of equipment	36,114	6,962	-	43,077	16,349	4,191	-	20,540
Selling, general and administrative expenses	86,820	25,527	13,025	125,372	41,077	14,398	5,075	60,550
Depreciation and amortization	68,961	21,893	28	90,883	41,450	13,428	53	54,931

Operating income (loss)	136,515	9,287	(13,053)	132,748	64,024	875	(5,128)	59,771
Operating income (loss) before depreciation and
amortization	205,476	31,180	(13,025)	223,631	105,474	14,303	(5,075)	114,702

Proportionate operating income	136,515	9,287	(13,053)	132,749	64,024	875	(5,128)	59,771
Ultimate ownership	79.0	27.1	-	-	49.4	19.9	-	-
Consolidated operating income	172,805	34,315	(13,053)	194,067	129,680	4,398	(5,316)	128,762

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees at the end of the period and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW'S NET DEBT POSITION AS AT SEPTEMBER 30, 2004 AND OTHER DATA

(in thousands of U.S. dollars)

Net Debt Position as at September 30, 2004
Proportionate Net
	Debt	Cash (2)	Net Debt	Debt (1)
	$	$	$	$
Investees

MobiFon	277 500	76 465	201 035	158 617
Oskar Mobil and Oskar Holdings	572 360	78 193	494 167	133 919
TIW and others	224 492	102 659	121 833	121 833
Total	1 074 352	257 317	817 035	414 369

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Includes cash, cash equivalents and restricted short-term investments

OUTSTANDING SHARE DATA AS AT NOVEMBER 4, 2004

The following represents all equity shares, granted stock options and RSUs outstanding and the number of Common Shares which the Company's equity subordiated debentures are convertible into as at November 4, 2004:
Common
Shares

Common Voting Shares outstanding	168 284 679
Convertible instruments and other:
Outstanding granted employees and director's stock options	5 248 872
Outstanding granted employees and director's RSUs	1 052 158
Convertible Equity Subordinated Debentures	59 162
174 644 871